UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT

Pursuant to Section 15(d) of
The Securities Exchange Act of 1934

(Mark one)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934 for the fiscal year ended December 31, 2008

   or

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 for the transition period from

_____ to _____.

Commission file number 1-5761

A.   Full Title of the plan and address of the plan, if different from that of the issuer named below:

The LaBarge, Inc. Employees Savings Plan

B.   Name of the issuer of securities held pursuant to the plan and the address of its principal
     executive offices:

LaBarge, Inc.
9900 Clayton Road
St. Louis, MO 63124

REQUIRED INFORMATION

1) Financial Statements.

2) Exhibits:

   - 23.1   Consent of Independent Registered Public Accounting Firm, Brown Smith Wallace LLC.

   - 23.2   Consent of Independent Registered Public Accounting Firm, KPMG LLP.

3) The statements required by items 1 and 2 have been prepared in accordance with the applicable financial reporting requirements of ERISA.

LABARGE, INC. EMPLOYEES SAVINGS PLAN

Table of Contents and Definitions

Definitions

Plan –	LaBarge, Inc. Employees Savings Plan
Trustee/Recordkeeper –	Fidelity Management Trust Company / Fidelity Investments Institutional Operations Company, Inc.
ERISA –	Employee Retirement Income Security Act of 1974
Company –	LaBarge, Inc.
Plan Administrator –	LaBarge, Inc. Plan Administration Committee

Report of Independent Registered Public Accounting Firm

Participants of the LaBarge, Inc. Employees Savings Plan and
The Plan Administration Committee of LaBarge, Inc.

We have audited the accompanying statement of net assets available for plan benefits of the LaBarge, Inc. Employees Savings Plan as of December 31, 2008, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the LaBarge, Inc. Employees Savings Plan as of and for the year ended December 31, 2007 were audited by other auditors whose report dated June 20, 2008, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the LaBarge, Inc. Employees Savings Plan as of December 31, 2008, and the changes in its net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the 2008 basic financial statements taken as a whole. The 2008 supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2008 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2008 basic financial statements taken as a whole.

/s/ **Brown Smith Wallace, L.L.C.**

St. Louis, Missouri
June 29, 2009

[KPMG LOGO]

Report of Independent Registered Public Accounting Firm

Plan Administration Committee
LaBarge, Inc. Employee Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits of the LaBarge, Inc. Employee Savings Plan as of December 31, 2007 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the LaBarge, Inc. Employee Savings Plan as of December 31, 2007, and the changes in net assets available for plan benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

St. Louis, Missouri
June 20, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the LaBarge, Inc. Employees Savings Plan Administration Committee has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

THE LABARGE, INC. EMPLOYEES SAVINGS PLAN

(Full title of Plan)

By: /s/DONALD H. NONNENKAMP

Donald H. Nonnenkamp

Vice President and Chief Financial Officer

By: /s/TIMOTHY G. LOGRASSO

Timothy G. LoGrasso

Plan Administrator

June 29, 2009

LABARGE, INC. EMPLOYEES SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2008 and 2007

Assets	2008	2007
Investments:		
Registered investment company shares	$ 13,901,222	$ 21,157,505
Money market accounts	2,347,694	2,143,169
LaBarge, Inc. common stock	12,510,334	13,504,825
Loans to participants	1,004,438	916,729
Total investments	29,763,688	37,722,228
Receivables:		
Participant contributions	—	2,863
Other	74,205	—
Total receivables	74,205	2,863
Liabilities		
Accrued expenses	5,800	5,800
Net assets available for plan benefits	$ 29,832,093	$ 37,719,291

See accompanying notes to financial statements.

LABARGE, INC. EMPLOYEES SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2008 and 2007

Additions:		**2008**		2007
Investment income:				
Interest and dividends	$	**130,084**	$	176,317
Net appreciation (depreciation) in fair market				
value of investments		**(7,154,584)**		2,388,433
Total investment income (loss)		**(7,024,500)**		2,564,750
Contributions:				
Participant		**2,626,782**		2,390,967
Employer		**513,316**		479,622
Total contributions		**3,140,098**		2,870,589
Deductions:				
Participant distributions		**(3,952,017)**		(3,118,711)
Administrative expenses		**(50,779)**		(52,761)
Total deductions		**(4,002,796)**		(3,171,472)
Increase (decrease) in net assets available for				
plan benefits		**(7,887,198)**		2,263,867
Net assets available for plan benefits:				
Beginning of year		**37,719,291**		35,455,424
End of year	$	**29,832,093**	$	37,719,291

See accompanying notes to financial statements.

LABARGE, INC. EMPLOYEES SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

(1) Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan sponsored by the Company covering substantially all employees immediately and is subject to the provisions of ERISA.

(b) Contributions

Employees may elect to contribute, on a pre-tax basis, the lesser of 60% of covered compensation, or $15,500, whichever is less, in 2008 and 2007 in various investment funds of the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The Company contributes an amount equal to 50% of the first $25 per month of employee contributions plus 25% of the employee contribution in excess of $25. The Company provides matching contributions on amounts contributed up to 8% of the participant's compensation. The Company matching contributions are invested in LaBarge, Inc. common stock and are restricted from being transferred to other Plan funds until the employee completes three years of service. Contributions received prior to January 1, 2007 may be sold based on the following three year phase-in period.

Year 1	33%
Year 2	66
Year 3	100

The phase-in period does not apply to participants who have attained the age of 55 and completed 3 years of service before the 2006 plan year. Those participants will be permitted to sell 100% of their investment in LaBarge, Inc. common stock as of January 1, 2007.

Each year the Company may also, at its option, contribute an additional discretionary amount as determined by the Company's board of directors as a profit-sharing contribution. There were no discretionary profit-sharing contributions for 2008 or 2007.

(c) Participants' Accounts

Each participant account is credited with the participant's contribution, the Company's matching contribution, and an allocation of the Company's discretionary profit-sharing contribution and fund

earnings, net of administrative expenses. Allocations are based upon covered compensation or account balances, as defined in the Plan agreement.

Participants may transfer amounts between any funds other than the LaBarge, Inc. Common Stock Fund during any business day of the year. A transfer must equal a minimum of $250 or 100% of the participant's account balance for balances less than $250. The Trustee records these transfers in the participant's account and reinvests the amounts to reflect these changes. At year-end, the investments are presented net of any transfers in process as directed by the participants.

A participant's interest in transfers and trading activity in the LaBarge, Inc. Common Stock Fund is measured in actual shares of the LaBarge, Inc. Common Stock Fund that are allocated to the participant's account.

(d) Vesting

Participants are immediately vested in their contributions plus any earnings thereon. Participants are fully vested with respect to a month for employer matching contributions if that participant is employed by the Company on the last day of such month. Upon a participant's attainment of his/her normal retirement date (65th birthday), or upon death or total disability, his/her entire account balance as of the most recent valuation date will become 100% vested. In the event a participant terminates employment, vesting in the Company's profit-sharing contribution allocated to the participant's account is 100% after five full years of continuous service.

(e) Loans to Participants

Participants are allowed to borrow a portion of their account balance. The minimum loan is $1,000 and the maximum amount is the lesser of one-half of the participants vested account balance or $50,000 reduced by the highest outstanding loan balance in the participant's account during the prior twelve-month period. All participant loans from plans maintained by the Company will be considered for purposes of determining the maximum amount of the participant's loan. Up to 50% of the participant's vested account balance may be used as collateral for any loan.

(f) Payment of Benefits

Upon termination or retirement of service, a participant's account is distributed in the form of a lump-sum payment or installment payments over a period of time. Distributions may be deferred until age 70-1/2 at the participant's election if the account balance is not less than $1,000.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting, except benefit payments, which are recorded when paid.

(b) Investments

Participants may elect to have a portion of their account balances invested in the following separate investment funds within the Plan:

- LaBarge, Inc. Common Stock Fund, which shall be exclusively invested in common stock of the Company;

- Fidelity Retirement Money Market Fund, which seeks to obtain as high a level of current income as is consistent with the preservation of capital and liquidity;

- Fidelity Mortgage Securities Fund, which seeks a high level of current income, consistent with prudent investment risk. In seeking current income, the fund may also consider the potential for capital gain;

- Fidelity Equity-Income Fund, which seeks reasonable income. The fund will also consider the potential for capital appreciation. Seeks a yield that exceeds the yield on the securities comprising the Standard and Poor's 500 Index;

- Fidelity Low-priced Stock Fund, which seeks capital appreciation;

- Fidelity Dividend Growth Fund, which seeks capital appreciation;

- Fidelity Contrafund, which seeks capital appreciation;

- Fidelity Fifty Fund, which seeks capital appreciation;

- Fidelity Diversified International Fund, which seeks capital growth;

- Fidelity Select Consumer Discretionary Fund, which seeks capital appreciation;

- Fidelity Select Cyclical Industries Fund, which seeks capital appreciation;

- Fidelity Select Financial Services Fund, which seeks capital appreciation;

- Fidelity Select Health Care Fund, which seeks capital appreciation;

- Fidelity Select Natural Resources Fund, which seeks capital appreciation;

- Fidelity Select Technology Fund, which seeks capital appreciation;

- Fidelity Select Utilities Growth Fund, which seeks capital appreciation;

- Fidelity Freedom Income Fund, which seeks high current income and, as a secondary objective, capital appreciation;

- Fidelity Freedom 2000 Fund, which seeks high total return;

- Fidelity Freedom 2005 Fund, which seeks high total return;

- Fidelity Freedom 2010 Fund, which seeks high total return;

- Fidelity Freedom 2015 Fund, which seeks high total return:

- Fidelity Freedom 2020 Fund which seeks high total return;

- Fidelity Freedom 2025 Fund, which seeks high total return;

- Fidelity Freedom 2030 Fund, which seeks high total return;

- Fidelity Freedom 2035 Fund, which seeks high total return;

- Fidelity Freedom 2040 Fund, which seeks high total return;

- Fidelity Freedom 2045 Fund, which seeks high total return;

- Fidelity Freedom 2050 Fund, which seeks high total return;

- Davis NY Venture Fund, Inc. - Class A, which seeks long-term capital appreciation;

- Fidelity Emerging Markets Fund, which seeks capital appreciation;

- PIMCO Long-term U.S. Government A Fund, which seeks to provide high current income by investing in high-quality, longer-maturity bonds;

- Oakmark Equity & Income I Fund, which seeks high current income and preservation and growth of capital;

- Spartan U.S. Equity Index Fund, which seeks investment results corresponding to the total return (capital changes and income) of common stocks publicly traded in the U.S.;

- Spartan Extended Market Index Fund – Investor Class, which seeks to provide investment results that correspond to the total returns of stocks of small to mid-cap U.S. Companies;

- RS Partners Fund Class A, which seeks to provide long-term growth. The fund seeks to increase shareholder capital over the long term.

- RS Value Fund - Class A, which seeks to provide long-term growth;

- Ariel Appreciation Fund, which seeks to increase the value of your investment over the long term through capital appreciation; and

- Loan Fund, which shall account for all principal and interest outstanding on loans to Plan participants.

The Fidelity Funds (excluding the Fidelity Retirement Money Market Fund), RS Partners Fund Class A, PIMCO, Oakmark, Spartan, and the Ariel Appreciation Funds (all invest in registered investment company shares), and the LaBarge, Inc. Common Stock Fund are stated at fair market value, as determined by quoted market price. The fair market value of the Company's common stock is determined based on the quoted market value of the stock on the last day of trading for the period. The Fidelity Retirement Money Market Fund is valued at cost plus interest, which approximates fair value. The appreciation (depreciation) in fair value of investments of the Plan represents the change in the difference between market value and cost of the investments during the year and realized gains or losses on the sale of investments. Participant loans are valued at their outstanding balances, which approximates fair value.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of investments are recorded on a trade-date basis.

(c) Trust Fund Managed by the Trustee

Under the terms of a trust agreement, the Trustee manages a trust fund on behalf of the Plan. The investments and changes therein of this trust fund have been reported to the Plan by the trustee.

(d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e) Administrative Charges

The Plan gives the Company the option of paying all administrative expenses or charging them to the Plan. All expenses incidental to the operation and management of the Plan have been paid by the Plan except for annual testing fees which are paid by the Company.

(3) Tax Status

The Plan Administrator has received a favorable determination letter dated March 15, 2005 from the Internal Revenue Service which indicates that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code (IRC) and, therefore, are exempt from Federal income taxes. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(4) Plan Termination

Although it has not expressed an intent to do so, the Company has the right under the provisions of the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested.

(5) Related-Party Transactions

Certain Plan investments are in funds managed by Fidelity Management Trust company. Fidelity Management Trust Company is the trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment administration services amounted to $50,779 and $52,761 for the years ended December 31, 2008 and 2007, respectively. Additionally, Plan investments include shares of LaBarge, Inc. common stock. LaBarge, Inc. is the plan sponsor, as defined by the Plan, and therefore, these transactions qualify as party in interest transactions. These party-in-interest transactions are allowable under ERISA regulations. On various dates during 2008 and 2007, the Plan purchased 45,283 and 47,658 shares of the Company's common stock at fair market value at prices ranging from $9.60 to $15.70 and $11.10 to $14.73, respectively per share for investment in the Plan's LaBarge, Inc. Common Stock Fund.

The market value of the investment in the LaBarge, Inc. Common Stock Fund was valued at $14.35 and $14.38 per share at December 31, 2008 and 2007, respectively.

(6) Reconciliation of Financial Statements to Form 5500 for Administrative Expenses

The following is a reconciliation of administrative expenses per Form 5500 to the financial statements:

	Year ended December 31	
	2008	**2007**
Cash basis expenses per Form 5500	$ **50,779**	$ 52,661
Less accrued expenses at beginning of plan year	**(5,800)**	(5,700)
Add expenses incurred but not paid as of plan year-end	**5,800**	5,800
Financial statement administrative expenses	$ **50,779**	$ 52,761

(7) Investments

The following table presents investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

	December 31		
	2008		**2007**
Investments at fair value as determined by quoted market price:			
Registered Investment Company Shares:			
Fidelity Diversified International Fund	$ **1,407,396**	$	2,922,800
PIMCO Long Term U.S. Government A Fund	**1,545,677**		1,340,659
Spartan U.S. Equity Index Fund	**1,747,944**		3,238,465
Other	**9,274,410**		13,655,581
LaBarge, Inc. Common Stock Fund*	**12,510,334**		13,504,825
	26,485,761		34,662,330
Investments at estimated fair value:			
Fidelity Retirement Money Market Fund	**2,347,694**		2,143,169
Loans to participants	**1,004,438**		916,729
	3,352,132		3,059,898
Total investments	$ **29,837,893**	$	37,722,228

*   Reference Note 8 – Nonparticipant Directed

During the years ending December 31, 2008 and 2007, Plan investments (including gains and losses on investments bought, sold, and held during the year) depreciated in value by $7,154,584 in 2008 and appreciated in value by $2,388,433 in 2007, as follows:

	Year Ended December 31		
	2008		**2007**
Investments at fair value as determined by quoted market price:			
Registered Investment Company Shares	$ **(7,111,540)**	$	1,537,514
LaBarge, Inc. Common Stock Fund	**(43,044)**		850,919
	$ **(7,154,584)**	$	2,388,433

(8) LaBarge, Inc. Common Stock Fund

Information about net assets and the significant amounts of the changes in net assets relating to the participant-directed and nonparticipant-directed investments in the LaBarge, Inc. Common Stock Fund are included in the following information.

		Year Ended December 31	
		2008	**2007**
LaBarge, Inc. common stock, beginning of year	$	13,504,825	14,742,302
Net (depreciation) appreciation in fair value		(43,044)	850,919
Employer and participant contributions		612,350	622,993
Participant distributions		(1,561,395)	(2,707,983)
Administrative expenses		(2,402)	(3,406)
LaBarge, Inc. common stock, end of year	$	12,510,334	13,504,825

(9) Fair Value Measurement

Financial Accounting Standards Board Statement No. 157, ("SFAS No. 157"), "*Fair Value Measurements*", establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;

- Quoted prices for identical or similar assets or liabilities in inactive markets;

- Inputs other than quoted prices that are observable for the asset or liability;

- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs

Following is a description of the valuation methodologies used for assets measured at fair value:

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds and money market accounts: Valued at the net asset value ("NAV") of shares held by the plan at year end.

Participant loans – Participant loans are not actively traded and significant other observable inputs are not available. The fair value of participant loans is equal to the amortized cost of the loans, which approximates fair value.

The following table presents assets measured at fair value on a recurring basis at December 31, 2008:

Fair Value Measurements at Reporting Date Using:

Description	Balance 12/31/2008	Quoted Prices in Active markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds	$ 16,323,960	$ 16,323,960	$ -	$ -
Common Stocks	12,509,495	12,509,495	-	-
Participant Loans	1,004,438	-	-	1,004,438
Total	$ 29,837,893	$ 28,833,455	$ -	$1,004,438

The following table presents assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at December 31, 2008:

Fair Value Measurements Using Significant Unobservable Inputs

(Level 3)

	Participant Loans
Beginning Balance	$ 916,729
Purchases, sales, issuances and settlements (net)	87,709
Ending Balance	$ 1,004,438

Gains and losses (realized and unrealized) included in changes in net assets available for benefits for the year ended December 31, 2008 are reported in net appreciation (depreciation) in fair value of investments.

(10) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

(11) Subsequent Event

Effective April 17, 2009 the Plan temporarily suspended contributions of the company match portion of the Plan. It is unknown at this time when the LaBarge company match will be reinstated.

LABARGE, INC. EMPLOYEES SAVINGS PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Number of shares or units	Cost	Current value
*	Fidelity Retirement Money Market Fund	Money Market Accounts	2,347,694	$ 2,347,694	$ 2,347,694
	PIMCO Total Return Fund	Registered Investment Company Fund	29,171	313,160	295,798
	PIMCO Long-term U.S. Government A Fund	Registered Investment Company Fund	129,671	1,418,459	1,545,677
	Davis NY Venture A	Registered Investment Company Fund	31,437	1,239,744	742,546
	Oakmark Equity and Income I Fund	Registered Investment Company Fund	25,169	625,627	542,649
	RS Partners A	Registered Investment Company Fund	3,901	121,605	70,215
	RS Value A	Registered Investment Company Fund	27,139	762,151	406,817
*	Fidelity Contrafund Fund	Registered Investment Company Fund	8,097	540,208	366,489
*	Fidelity Equity-Income Fund	Registered Investment Company Fund	18,043	869,299	556,998
*	Fidelity Select Health Care Fund	Registered Investment Company Fund	1,594	195,090	129,092
*	Fidelity Select Technology Fund	Registered Investment Company Fund	315	16,982	12,474
*	Fidelity Select Utilities Growth Fund	Registered Investment Company Fund	1,728	100,541	69,554
*	Fidelity Select Financial Services Fund	Registered Investment Company Fund	424	24,536	19,802
*	Fidelity Low-priced Stock Fund	Registered Investment Company Fund	43,365	1,618,577	1,002,597
*	Fidelity Emerging Markets Fund	Registered Investment Company Fund	15,822	457,015	205,528
*	Fidelity Diversified International Fund	Registered Investment Company Fund	65,430	1,805,240	1,407,396
*	Fidelity Freedom Income Fund	Registered Investment Company Fund	4,964	55,446	47,456
*	Fidelity Freedom 2000 Fund	Registered Investment Company Fund	8,082	96,532	81,233
*	Fidelity Freedom 2005 Fund	Registered Investment Company Fund	294	3,260	2,464
*	Fidelity Freedom 2010 Fund	Registered Investment Company Fund	111,227	1,541,699	1,152,308
*	Fidelity Freedom 2015 Fund	Registered Investment Company Fund	26,370	310,378	225,729
*	Fidelity Freedom 2020 Fund	Registered Investment Company Fund	114,114	1,598,495	1,146,848

* Fidelity Freedom 2025 Fund	Registered Investment Company Fund	13,197	157,574	108,610
* Fidelity Freedom 2030 Fund	Registered Investment Company Fund	90,562	1,306,949	883,889
* Fidelity Freedom 2035 Fund	Registered Investment Company Fund	7,608	92,388	61,092
* Fidelity Freedom 2040 Fund	Registered Investment Company Fund	56,113	470,818	313,673
* Fidelity Freedom 2045 Fund	Registered Investment Company Fund	1,541	14,059	10,141
* Fidelity Freedom 2050 Fund	Registered Investment Company Fund	9,937	85,734	64,198
* Fidelity Fifty Fund	Registered Investment Company Fund	31,709	640,186	349,756
* Fidelity Select Natural Resource Fund	Registered Investment Company Fund	12,861	387,961	242,172
* Fidelity Select Industrials Portfolio	Registered Investment Company Fund	5,609	116,755	73,705
* Fidelity Select Consumer Discretionary Portfolio	Registered Investment Company Fund	1,163	30,571	15,876
Spartan US Equity Index Fund	Registered Investment Company Fund	54,794	1,963,312	1,747,944
Spartan Extended Market Index Fund	Registered Investment Company Fund	22	645	496
Other Receivables	Registered Investment Company Fund			74,205
LaBarge Common Stock Fund:				
* LaBarge Inc. common stock*	Common Stock	871,742	3,853,784	12,510,334
* Loans to participants	Interest rates ranging from 4.5% to 8.75%			
	Maturing January 2009 through June 2018			1,004,438
Total investments			$ 25,182,474	$ 29,837,893

* Represents a party in interest transaction allowable under ERISA regulations.

See accompanying report of independent registered public accounting firm.